Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, California 92807
May 31, 2013
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 27, 2013
Form 8-K/A Dated January 18, 2013 Filed April 3, 2013
File No. 001-14758
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated May 22, 2013
Dear Mr. Rosenberg:
Set forth below are the responses of Questcor Pharmaceuticals, Inc. (the “Company”) to Staff comments made by letter dated May 22, 2013 (the “Comment Letter”), in connection with the Company's Form 10-K for the Fiscal Year Ended December 31, 2012, filed on February 27, 2013 (File No. 001-14758) (the “Form 10-K”) and the Company's Form 8-K/A dated January 18, 2013 filed on April 2, 2013. The Company's responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.
Form 10-K for Fiscal Year ended December 31, 2012

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Inventories, page 56

1.
Please provide us proposed disclosure to be included in future periodic reports that explains how you apply the “first-in, first-to-expire” method and discloses the related key assumptions. Explain to us how this method conforms to the norms for your industry and refer us to the technical guidance which you have relied.

Company Response:
The Company believes that the method described in our filing (“first-in, first-to-expire”) as it relates to Questcor, is identical to the “first-in, first-out” method. In future filings the Company will include the following disclosure:
We state inventories, net of allowances, at the lower of cost or market value. Cost is determined by the first-in, first-out method.
We review inventory periodically for slow-moving or obsolete status. We adjust our inventory if we do not expect to recover the cost of inventory. We would record a reserve to adjust inventory to its net realizable value: (i) when a product is close to expiration and we do not expect it to be sold, (ii) when a product has reached its expiration date or (iii) when we do not expect a product to be saleable. In determining the reserves for our products, we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory and based on our evaluation have recorded adjustments to reflect inventory at its net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand, competition or other relevant factors differ from expectations. These estimates require us to assess the future demand for our products in order to categorize the status of such inventory items as slow-moving, obsolete or in excess-of-need. These future estimates are subject to the ongoing accuracy of our forecasts of market conditions, industry trends, competition and other factors. Differences between our estimated reserves and actual inventory adjustments have been immaterial, and we account for such adjustments in the current period as a change in estimate.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2.	Regarding the OUM & Co. LLP.'s consent dated February 20, 2011, please amend your filing to provide an updated consent.
 Company Response:
The consent from OUM & Co. LLP was received with the appropriate date of February 27, 2013. However, our filing included a typographical error. We have filed an amendment to our Form 10-K for the fiscal year ended December 31, 2012 with the correct date for the OUM & Co. LLP consent.
Form 8-K/A Dated January 18, 2013
Exhibits 99.1 and 99.2

3.
Please tell us why you have not provided a U.S. GAAP reconciliation per Item 17(c) of Form 20-F in the financial statements of BioVectra, Inc. In addition, tell us how the differences between Canadian Accounting Standards for Private Enterprises and U.S. GAAP were reflected in the pro forma financial information presented in Exhibit 99.3.

Company Response:
In accordance with SEC FRM 2055.1, the financial statements of an acquired foreign business (as defined in S-X 1-02(1)) presented to comply with S-X 3-05/S-X 8-04 may be presented on a comprehensive basis other than U.S. GAAP. If the financial statements of an acquired foreign business are prepared on a comprehensive basis other than U.S. GAAP or IFRS as issued by the IASB, they must be reconciled to U.S. GAAP only when the significance of the foreign business to the registrant exceeds 30%. The acquisition of BioVectra, Inc. did not exceed the 30% significance test (for assets, income or investment test) and, therefore, the U.S. GAAP reconciliation was not required.
The pro forma financial statements included in Exhibit 99.3 include the difference as a result of the impact of deferred income taxes, which represent the only applicable difference noted between Canadian Accounting Standards for Private Enterprises and U.S. GAAP related to the subject financial statements.
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (714) 786-4220.

Very truly yours,

QUESTCOR PHARMACEUTICALS, INC.

/s/ Michael H. Mulroy
Michael H. Mulroy
Chief Financial Officer and General Counsel